Exhibit 99.1

JX Luxventure Signs Blockbuster USD100,00,000 (3X 2023 Revenue) Sales Agreement

HAIKOU, China, July 2, 2024 /PRNewswire/ JX Luxventure Limited (Nasdaq: JXJT) (the “Company”), a technology company engages in integrated tourism services, including tourism, duty-free cross-border goods, and comprehensive e-commerce technology solutions, today announced that, on July 1, 2024, Jinxuan (Hainan) Holding Group Co., Ltd (“JX Hainan”), a subsidiary of the Company, entered into and executed a Cooperation Agreement (the “Agreement”) with Tianjin Zhongsheng United Automobile Trading Co., Ltd. (“Tianjin Auto Trading”). We anticipate that, based on this collaboration, pursuant to the Agreement, Tianjin Auto Trading will market and sell to customers high-end foreign luxury automobiles supplied by JX Hainan in the amount not less than USD100,000,000

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company, commented: “Since I was appointed as the Company’s CEO in 2020, the Company has drastically changed its business model, proving it can achieve high revenue growth and profitability. This partnership not only keeps the Company on track for high revenue growth but also maintains a healthy profit margin. Moreover, it combines Jinxuan’s international automotive procurement expertise with Tianjin Auto Trading’s robust Chinese sales platform. We believe that this combination will efficiently bring more luxury vehicles into the growing Chinese market and deliver an exceptional customer experience. We are delighted that we received access to the most desirable luxury brands and models. Working alongside Tianjin Auto Trading’s extensive sales reach and new media expertise, we are optimistic that these premium vehicles seamlessly reach excited customers across China, providing premium logistics, financing solutions, and other services. This synergistic relationship will create tremendous value on both sides as we introduce more Chinese consumers to the world’s finest automobiles.”

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a technology company engages in integrated tourism services, including tourism, duty-free cross-border goods, and comprehensive e-commerce technology solutions. To learn more about the Company, please visit its corporate website at https://www.jxluxventure.com/en/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE JX Luxventure Limited

For further information please contact: